Report of Independent Registered Public Accounting Firm


To the Board of Directors of
AXP Variable Portfolio - Select Series, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that RiverSource Variable Portfolio - Core Equity Fund of AXP Variable Portfolio - Select Series, Inc. (the Fund) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2005 and during the period from October 31, 2005 (the date of our last examination) through December 31, 2005. Management is responsible for the Fund's compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2005 and during the period October 31, 2005 through December 31, 2005, with respect to securities transactions:

o Count and inspection of all securities located in the vault, if any, of Ameriprise Trust Company, the Custodian;

o Confirmation of all securities, if any, held by institutions in book entry form (Wells Fargo Bank Minnesota, N.A., The Bank of New York, and The Depository Trust Company);

o Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Fund and the Custodian; and

o    Test of selected security transactions since the date of our last report.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.

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In our opinion, management's assertion that the Fund was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2005 and during the period from October 31, 2005 through December 31, 2005 is fairly stated in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.


                              /s/   KPMG LLP
                              ----------------
                                    KPMG LLP

Minneapolis, MN
March 17, 2006








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             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940



     We, as members of management of RiverSource Variable Portfolio - Core Equity Fund of AXP Variable Portfolio - Select Series, Inc. (the Fund) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2005 and from October 31, 2005 through December 31, 2005.

     Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2005 and from October 31, 2005 through December 31, 2005, with respect to securities reflected in the investment account of the Fund.



     AMERIPRISE FINANCIAL, INC.

By:  /s/   Jeffrey P. Fox
     -----------------------
           Jeffrey P. Fox, Vice President-Investment Accounting